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EXHIBIT 12.1

ALARIS Medical, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	1998	1999	2000	2001	2002
Pre-tax income (loss) from continuing operations	$5,839	$(3,799)	$(15,289)	$(17,683)	$13,438

Interest expense and amortization of debt discount and premium on all indebtedness	48,611	54,876	57,847	59,686	58,240
Interest portion of rentals (33% of rent expense)	1,817	2,008	2,034	1,878	1,891

Total fixed charges	50,428	56,848	59,881	61,564	60,131

Interest capitalized during the period
Income before income taxes and fixed charges	$56,267	$53,085	$44,592	$43,881	$73,569

Ratio of earnings to fixed charges	1.1	n/a	n/a	n/a	1.2

Earnings insufficient to cover fixed charges by:	n/a	3,799	15,289	17,683	n/a

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  EXHIBIT 12.1
ALARIS Medical, Inc. Statement Regarding Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)